UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                        April
1, 2019
  Barry M.V. Williams
  Chairman of the Board
  Amber Road, Inc.
  One Meadowlands Plaza
  East Rutherford, NJ 07073

          Re:     Amber Road, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on March 25, 2019 by Amber Road, Inc.
                  File No. 001-36360

  Dear Mr. Williams,
          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.
           Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Schedule 14A

  What is the effect of abstentions and broker non-votes on voting, page 11

  1. In light of the Schedule 14A filed in opposition by Altai the day after the above-captioned filing, please advise us of the legal basis upon which the registrant has relied to conclude that brokers may be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that "broker non-
     votes" will still exist even if the solicitation is contested and reconcile the disclosure in this section with that on page 3 that affirmatively indicates brokers cannot vote on any proposals absent instructions from security holders. See Item 21(b) of Schedule 14A.

  Who will pay for the solicitation of proxies?, page 12

  2. Given the lone reference to the expected quantification of the proxy solicitor's fee, advise us how the registrant has complied with Item 4(b) of Schedule 14A. Alternatively revise this section to provide the information requested in the context of a contested election of directors. Refer also to Instruction 1 to Item 4, which seeks disclosure of all costs incidental to the solicitation above what the registrant normally expends.
 Barry M.V. Williams
Amber Road, Inc.
April 1, 2019
Page 2

Executive Compensation Tables, page 49

3. In footnote 1(b), the registrant discloses that the Stock Awards column for 2017 is only reflective of the target number of shares for each NEO's 2017 PSUs. Because the registrant appears to have generated Adjusted EBITDA for 2018 that was more than twice the anticipated target, advise us, with a view towards revised disclosure, if the column titled
   "Total ($)" needs updating and/or further qualification given the known registrant's known financial performance. Absent updating and/or qualification, please advise us why stockholders would not be at risk of reasonably believing that the numbers reflected in this column accurately represent each of the NEO's compensation in its entirety.

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions
cc:    Ira L. Kotel, Esq.